Via EDGAR

July 31, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Monick, Staff Accountant

Re:	Gevity HR, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2007

Filed May 7, 2007

File No. 0-22701

Dear Ms. Monick:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated June 20, 2007. In responding to the Commission’s comments, Gevity HR, Inc. (the “Company”, “Gevity”, “we”, or “our”) acknowledges that:

•	Gevity is responsible for the adequacy and accuracy of the disclosure in Gevity’s filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent registered public accounting firm and our legal counsel. We feel this process ensures that what we report is in compliance in all material respects with the applicable disclosure requirements. We will continue to employ this process in monitoring the disclosure requirements applicable to us to ensure that we are in compliance.

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Cash Flows

Commitments and Contractual Obligations, page 46

1.

Please revise your table of contractual obligations to include your obligations under the workers’ compensation and health care benefit programs or tell us why such obligations should be excluded. Please ensure that you reconcile the total cash obligations to the liability presented on the balance sheet.

Response: Item 303(a)(5) of Regulation S-K requires tabular disclosure of contractual obligations as of the latest fiscal year end for known contractual obligations related to long-term debt, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on the registrant’s balance sheet under GAAP. As of December 31, 2006, the Company had no long-term liabilities for its health care benefits program and therefore did not include any disclosure with respect to its medical benefit plan liabilities in the table of contractual obligations. As of December 31, 2006, the Company did not include in the table of contractual obligations $160,000 of long-term worker’s compensation liabilities related to its estimated costs to finalize open claims under the 2000-2002 CNA workers’ compensation program. This liability does not represent a contractual obligation and therefore was properly excluded from the table.

Critical Accounting Estimates

Workers’ Compensation Receivable/Reserves, page 47

2.    Please disclose the amount of the actuarial determined estimate of the claims incurred and any adjustments made by management to reconcile this amount to the amount recorded in the financial statements. Please make similar disclosures regarding your medical benefit plan liabilities.

Response: For the Company’s workers’ compensation program, the estimate of claims incurred is analogous to the ultimate loss estimates as determined by the Company. This amount is disclosed by policy year in the Form 10-K at the bottom of page 48 under the caption “Undiscounted reserves re-estimated as of:” and also in the table on page 49 under the caption “Total estimated ultimate claims.” To further clarify our disclosure in the table on page 49 we propose, in future filings, to include additional information which will allow the reader to reconcile to the workers’ compensation receivable, net, recorded in the financial statements as follows (in $000’s):

The following table summarizes the components of the workers’ compensation receivable, net, for the open program years as of December 31, 2006. Policy program years 2000-2002 have been combined to reflect the additional insurance coverage purchased from AIG during 2004 with respect to those program years and include the premium payment and claim activity with both AIG and CNA:

	For the Policy Years Ended December 31,
As of December 31, 2006	2006	2005	2004	2003	2000-2002	Total
Initial premium/collateral payments to carriers (1)	$ 84,000	$ 100,000	$ 111,402	$ 85,000	$ 293,720	$ 674,122
Premium/collateral refunds received	(11,658)	(31,999)	(48,943)	(18,574)	-	(111,174)

Net premiums/collateral held by carriers	72,342	68,001	62,459	66,426	293,720	562,948

Claims paid by insurance carrier	(14,162)	(29,328)	(40,010)	(43,221)	(226,545)	(353,266)
Estimated future claims covered by premium/collateral	(46,338)	(29,172)	(16,690)	(8,379)	(24,955)	(125,534)

Total estimated ultimate claims	(60,500)	(58,500)	(56,700)	(51,600)	(251,500)	(478,800)
Discount on future claim payments	4,604	2,573	1,449	789	3,732	13,147
Estimated premium expense refunds due	2,035	1,198	432	153	-	3,818
Accrued interest receivable on premium/collateral payments	1,609	4,185	4,945	4,134	5,240	20,113

Workers’ compensation receivable, net, as of December 31, 2006	$ 20,090	$ 17,457	$ 12,585	$ 19,902	$ 51,192	$ 121,226

(1) Represents initial premium /collateral payments to carriers for the deductible portion of the Company’s workers’ compensation program.

For our medical benefit plan liabilities we disclose the amount of incurred but not reported claims, as determined by the Company, on page 50 of the Form 10-K. This amount does not tie directly to the financial statements as it is included within the caption accrued insurance premiums and health reserves.

Please see our response to your Question 5 regarding the Company’s use of actuaries in its valuation processes.

Financial Statements

Consolidated Statements of Operations, page F-4

3.     It does not appear that you have allocated any amount of depreciation and amortization to costs of services within your Consolidated Statements of Operations. Please tell us how you have complied with SAB 11B or revise your presentation.

Response: In future filings the line item description for Cost of Services in the Consolidated Statements of Operations will indicate that it is exclusive of depreciation and amortization.

4.     Please tell us why it is appropriate to present your reinsurance contract loss within operating expenses as opposed to within costs of services consistent with the classification of other insurance related costs.

Response: We have presented our reinsurance contract loss outside of costs of services based upon the fraudulent nature of the original contract. The loss was not insurance expense as the Company never had a valid reinsurance contract and the Company believes that a fraud loss should not be included as a component of cost of services. The reinsurance contract entered into was void ab initio (void before it starts) as at the time the coverage was purported to be bound, the reinsurance company was not entitled to write the relevant business under Bermuda insurance regulations. In addition, the reinsurance company further misrepresented its solvency through the issuance of fraudulent financial statements. As disclosed in Note 6 the Company secured comparable coverage for the reinsurance contract and the cost of the replacement insurance coverage is included in cost of services. Therefore, cost of services includes all normal recurring insurance costs.

1. Summary of Significant Accounting Policies

Workers’ Compensation Costs, page F-10

5.    Here and on page F-18, we note management’s use of an independent actuary and an appraiser in various estimation processes, including workers’ compensation liability and identification and valuation of intangible assets. As these actuaries and appraisers appear to be experts, please name the actuaries and appraisers and provide the appropriate consents.

Response: Rule 436 under the Securities Act of 1933 requires the consent of an expert in two cases: (1) where any portion of a report or opinion of an expert is quoted or summarized and (2) where it is stated that any information in the filing has been reviewed or passed upon by an expert and that information is included in the filing upon the authority of or in reliance upon the expert. The Company’s filings do not quote or summarize the actuary or appraiser’s reports and the Company therefore does not believe that the criteria described in (1) above is met. With respect to the criteria under (2) above, the Company receives input from third parties with respect to the estimation of ultimate loss estimates for open workers’ compensation policies, the estimation of incurred but not reported claims for medical benefit plans and the initial valuation of intangible assets. However, the information is not included in the filing based upon authority of or in reliance upon the third party. The information provided by third parties is reviewed by management and is a factor considered by management in the determination of the Company’s valuation estimates but is not the sole basis for the estimates. Other factors considered include, but are not limited to, the impact of acquisitions, the number of open claims, the nature of open claims, and the Company’s historical experience. For these reasons the Company does not believe that the actuaries and appraisers are “experts” and therefore, does not name the third parties or provide written consents from the third parties. In future filings, the Company will delete references to the use of independent actuaries and third party appraisers. Additionally, the Company will clarify its disclosures in future filings with respect to the determination of its workers’ compensation loss estimates and for the development of the incurred but not reported claims liability for its medical plan. Proposed disclosures are as follows:

Page F-10, Worker’s Compensation Costs

The Company has maintained a loss sensitive workers’ compensation program since January 1, 2000. The program was with CNA Financial Corporation (“CNA”) until December 31, 2002 and is with member insurance companies of American International Group, Inc. (“AIG”) effective January 1, 2003. The insured loss sensitive programs provide insurance coverage for claims incurred in each plan year but which will be paid out over future periods. In states where private insurance is not permitted, client employees are covered by state funds.

Workers’ compensation expense for the year is based upon premiums paid to the carriers for claims in excess of the deductible layer, administrative costs of the program (including claims administration, state taxes and surcharges), the estimate of the total cost of claims that fall within the policy deductible (calculated on a net present value basis), and is reduced by the return on investment with respect to the collateral held by AIG under the insurance agreements.

The Company reviews the estimated cost of claims in the deductible layer on a quarterly basis. The determination of the estimated cost of claims is based upon a number of factors, including but not limited to actuarial calculations, current and historical loss trends, the number of open claims, developments relating to the actual claims incurred, and the impact of acquisitions, if any.

Page F-20 – Health Benefits

Health benefit reserves are determined quarterly by the Company and include an estimate of claims incurred but not reported and claims reported but not yet paid. The determination of these reserves is based upon a number of factors, including but not limited to actuarial calculations, current and historical claims payment patterns and medical trend rates.

6. Workers’ Compensation Receivable/Reserves, page F-14

6.

Please tell us how you have accounted for the workers’ compensation insurance contract with AIG. Within your response, please provide to us management’s analysis supporting your presentation of the assets and liabilities generated under the insurance contract on a net basis. Please cite specific accounting literature relied upon.

Response: Gevity purchased fully insured workers’ compensation policies from AIG with varying deductible amounts (ranging from $500,000 to $2,000,000) for the 2003 through 2007 policy years. In addition, the Company purchased insurance from AIG to cover its workers’ compensation claims liability up to the $1,000,000 per occurrence deductible level for policy years’ 2000-2002 (CNA remains the insurer on the underlying claims for these years).

The workers’ compensation program with AIG for all policy years can basically be divided into two components. The first component consists of cash paid to AIG during each policy year related to policy expenses and program costs. This includes premium charges (for insurance for claims in excess of the deductible and certain stop loss coverage), taxes and administration costs. The amounts charged by AIG are generally based upon the volume and classification of worker’s compensation payroll and are expensed ratably during the policy year. Except for the policy true-up provisions that are based upon the actual volume and classification of payrolls, as well as the claims administration cost based upon the volume of claims processed, this component is fixed and there is no return of premium. The second component of the workers’ compensation program relates to the policy deductibles. The Company enters into insurance agreements with AIG for each policy year which requires the Company to fund into a collateral account controlled by AIG, an amount to cover claims to be paid within the Company’s deductible layer. The amounts paid into the collateral account are considered to be deposit premiums. Under the provisions of these insurance agreements, AIG has the primary obligation to Gevity employees and co-employees for the payment of all workers’ compensation claims. AIG receives reimbursement out of the collateral account for all payments made within the deductible layer. Claims in excess of the deductible amounts are paid by AIG without reimbursement.

Gevity accounts for its workers’ compensation insurance contracts with AIG as follows:

•	Premiums for claims in excess of the deductible layer are expensed ratably during the policy year;
•	Administrative costs of the program (including claims administration, state taxes and surcharges) are determined and expensed quarterly;
•	Gevity’s estimate of its ultimate liability to AIG for claims that fall within the policy year deductible, calculated on a net present value basis, is determined and expensed quarterly;
•	The return on investments earned with respect to the collateral held by AIG under the insurance agreements is determined and recorded quarterly as a reduction of workers’ compensation expense;
•

The balance in the collateral account held by AIG (including interest earned) in excess of the net present value of the Company’s liability to AIG with respect to claims payable within the deductible layer is recorded as a workers’ compensation receivable.

•	Returns of collateral deposits are recorded as reductions to the workers’ compensation receivable.

Our analysis supporting the presentation of assets and liabilities under our workers’ compensation contracts on a net basis is as follows:

With respect to the collateral agreement between Gevity and AIG, guidance is found under, Financial Accounting Standards Board (“FASB”) Statement No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, FASB Statement No. 5, Accounting for Contingencies, and Statement of Position (“SOP”) 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk, which addresses how deposit accounting should be applied.

Paragraph 1 of FASB No. 113, states “Insurance provides indemnification against loss or liability from specified events and circumstances that may occur or be discovered during a specified period. In exchange for a payment from the policyholder (a premium), an insurance enterprise agrees to pay the policyholder if specified events occur or are discovered. Similarly, the insurance enterprise may obtain indemnification against claims associated with contracts it has written by entering into a reinsurance contract with another enterprise.”

Insurance and reinsurance contracts may be structured in various ways. The premium paid by the policyholder may represent a payment for the transfer of insurance risk or it may represent a deposit.

Paragraph 44 of FASB Statement No. 5, Accounting for Contingencies, states, “To the extent that an insurance contract or reinsurance contract does not, despite its form, provide for indemnification of the insured or the ceding company by the insurer or reinsurer against loss or liability, the premium paid less the amount of the premium to be retained by the insurer or reinsurer shall be accounted for as a deposit by the insured or ceding company. Those contracts may be structured in various ways, but if, regardless of form, their substance is that all or part of the premium paid by the insured or the ceding company is a deposit, it shall be accounted for as such.”

The collateral insurance agreements between Gevity and AIG do not transfer risk to AIG as they represent a collateral arrangement /funding mechanism for the Company’s deductible obligations to AIG under its workers’ compensation contracts. The Company has a liability to reimburse AIG for workers’ compensation losses up to the respective deductible amount for each policy year (with the exception of certain minimal stop loss coverage). As such, the guidance in SOP 98-7 is applied.

Paragraph .09 of SOP 98-7 states, “At inception, a deposit asset or liability should be recognized for insurance and reinsurance contracts accounted for under deposit accounting and should be measured based upon the consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer, irrespective of the experience of the contract. Accounting for such fees should be based on the terms of the contract. Deposit assets and liabilities should be reported on a gross basis, unless the right of offset exists as defined in FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.”

Under FASB Interpretation No. 39, the right of setoff is a debtor’s legal right to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of set-off exists when all of the following conditions are met:

•	Each of two parties owes the other determinable amounts;
•	The reporting party has the right to set off the amount owed with the amount owed by the other party;
•	The reporting party intends to set off; and
•	The right of setoff is enforceable at law.

With respect to the collateral agreements between the Company and AIG, the Company believes that each of the above criteria is satisfied as follows:

•

AIG and the Company owe each other determinable amounts. AIG owes Gevity for the collateral amounts paid into the loss fund and Gevity owes AIG the ultimate expected losses under the deductible layer of the insurance agreement. These amounts are estimated throughout the year and subject to true up 18 months after the policy inception and annually thereafter.

•

Gevity has the contractual right to setoff the amount owed to AIG for claims in the deductible layer with amounts in the collateral loss fund accounts. AIG must use the funds from the collateral accounts paid in by Gevity to reimburse itself and may only come back to Gevity for additional amounts at the true-up dates previously mentioned.

•

Gevity intends to setoff and AIG must setoff under the policy. The contract with AIG is designed to be a netting of amounts owed by each party as determined under the terms of the contract. Under the terms of the contract, AIG is required to pay the claims in the deductible layer. AIG has the primary obligation to Gevity employees and co-employees.

•

Gevity believes the right of setoff is enforceable by law. Under the workers’ compensation insurance agreements with AIG, the injured party must look to AIG for claims payment. If AIG were to file bankruptcy the injured party would first look to AIG’s estate and then to the Guarantee Funds maintained by states [and if that is exhausted, ultimately to the Company]. If the Company were to file bankruptcy, under the terms of the collateral agreement the proceeds from the collateral account are required to be held by AIG to satisfy the Company’s obligations to AIG.

As a result, the Company has recorded the assets held in the collateral account with AIG, net of the liability to AIG for the deductible portion of its workers’ compensation policy as a net workers’ compensation receivable in Note 6 on page F-14. Please refer to our response to your Question 2 where we propose in future filings to include in Management’s Discussion and Analysis additional information, which will allow the reader to reconcile to the workers’ compensation receivable, net, recorded in the financial statements. Additionally, please refer to our response to your Question 5 regarding the proposed changes to workers’ compensation accounting policy note.

7.    Please revise your disclosure to include the information required by paragraph 11 of SOP 94-5 in regards to your workers’ compensation and health benefit reserves or tell why such information is not necessary.

Response: SOP 94-5, Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises, applies to life and health insurance enterprises, property and casualty insurance enterprises, reinsurance enterprises, title insurance enterprises, mortgage guaranty insurance enterprises, financial guaranty insurance enterprises, assessment enterprises, fraternal benefit societies, reciprocal or interinsurance exchanges, pools other than public-entity risk pools, syndicates, and captive insurance companies. The Company is not an insurance enterprise (we do not directly insure our client employees but offer them coverage under our group insurance policies) and therefore not subject to the disclosure requirements in SOP 94-5. In addition, our captive insurance company does not write insurance coverage outside of the Gevity consolidated group.

We believe that the table on page F-17 that details the components of the worker’s compensation receivable, net, is the most relevant and useful information to present. This information, along with the narrative in Note 6, provides the reader a visual of how we are accounting for our workers’ compensation programs and the magnitude of the various components of the program.

9. Other Assets, page F-19

8.    We note you have employee receivables. Please tell us from whom these amounts are due and whether any of these amounts are due from executive officers. If any amounts are due from executive officers, please tell us how you have complied with section 402 of the Sarbanes-Oxley Act.

Response: Employee receivables at December 31, 2006 and 2005 were $2,080,000 and $2,099,000, respectively. These amounts represent receivables from client employees for health care benefits received through December 31st but not billed until after year-end. We had no amounts due from executive officers at December 31st. In future filings we will revise the caption to read “Client employee receivables.”

Please let us know if you have any further questions once you have had the opportunity to review our responses. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at 941.744.3107 (office) or 941.744.8886 (fax).

Sincerely,

/s/ Garry Welsh

Garry Welsh

Chief Financial Officer (Interim)